October  26,   2005

FILED VIA EDGAR

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N. W.
Washington, D.C. 20549

RE:   Follow-up Responses to the SEC Review Letter dated June 29, 2005

NSTAR
File No. 1-14768
Form 10-K for the year ended December 31, 2004

Boston Edison Company
File No. 1-2301
Form 10-K for the year ended December 31, 2004

Dear Mr. Moran:

The following are NSTAR's responses to the Commission's Follow-up Review Comment Letter referenced above in connection with the NSTAR and Boston Edison Company 2004 Annual Reports on Forms 10-K.  In order to facilitate your review, we have included each of your comments followed by our respective responses.

NSTAR and Boston Edison Company acknowledge that (i) the Staff's comments and any changes to the NSTAR and Boston Edison Company SEC filings in response to the Staff comments does not foreclose the Commission from taking any actions with respect to the filings, (ii) NSTAR and Boston Edison Company are responsible for the adequacy and accuracy of the disclosure in their filings, and (iii) NSTAR and Boston Edison Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NSTAR Form 10-K for the Year Ended December 31, 2004

Comment 1:

We note your response to comment one of our letter dated June 3, 2005.  Please explain in detail why you have not classified your goodwill as a regulatory asset.  In this regard, paragraph 30 of SFAS no. 71 indicates that if the regulator permits all or a portion of goodwill to be amortized over a specific time period as an allowable cost for rate-making purposes, the regulator's action provides reasonable assurance of the existence of a regulatory asset.  We may have further comment.

Response 1:

Effective with the filing of NSTAR'S Form 10-Q for the quarter ending September 30, 2005, NSTAR will classify its previously recorded goodwill to a regulatory asset on the Company's Condensed Consolidated Balance Sheet. In addition, as required by SFAS 109, "Accounting for Income Taxes", NSTAR will record the appropriate level of accumulated deferred income taxes on the unamortized balance of goodwill along with the offsetting regulatory asset. This change in accounting will be applied retrospectively to all prior periods reflected on the current financial statements. The attached Exhibit A reflects the pro-forma impact of this adjustment along with the appropriate draft of the footnote disclosure.

In addition, as a result of this change NSTAR will reallocate a portion of the previously recorded goodwill from its three non-public rate regulated subsidiaries, collectively, the Commonwealth entities to Boston Edison Company. Similar to NSTAR, Boston Edison Company will classify this goodwill as a regulatory asset and provide the appropriate level of accumulated deferred income taxes. This will align with Boston Edison Company's rate recovery for these costs. This transfer will be effective for the quarter ending September 30, 2005 and will be accounted for in the form of a capital contribution from NSTAR.

Boston Edison Company Form 10-K for the Year Ended December 31, 2004

Comment 2:

We note your response to comment 3 of our letter dated June 3, 2005.  The guidance to the implementation of SFAS no. 87, in particular questions 86 and 87, indicates that each subsidiary should account for its participation in the overall single-employer pension plan as a participation in a multiemployer pension plan.  The parent company should, of course, account for the pension plan as a single-employer pension plan in its consolidated financial statements.  In this regard, explain to us why the reimbursement from Boston Edison's affiliates would not net against the prepaid pension asset, instead of creating an inter-company payable.  In this regard, we assume you are only reflecting the amount of pension expense related to Boston Edison on its stand alone consolidated income statement.  Quantify the amount of the reimbursement that Boston Edison received in 2004 from affiliates, and indicate to us the period for which such reimbursement relates.  It is unclear to us why Boston Edison is reflecting the entire prepaid pension asset on its consolidated balance sheets.

Response 2:

We agree with your comment relating to the guidance to the implementation of SFAS 87, questions 86 and 87, as it pertains to the suggested accounting treatment of the "parent company" which indicates that it should account for its pension plan as a single-employer pension plan on its consolidated balance sheet. Based on this guidance and the fact that Boston Edison Company is the sponsor of the NSTAR Pension Plan, Boston Edison Company represents the "parent company", as referenced in question 86.   In that regard, Boston Edison Company has treated its pension accounting in accordance with SFAS 87 as a single-employer plan.  As a result, the reimbursement from Boston Edison's affiliates was not netted against its prepaid pension asset in order to retain its appropriate consolidated level of its prepaid pension asset in accordance with SFAS 87.

Boston Edison records the full SFAS 87 pension expense and in turn allocates the portion of pension expense pertaining to other affiliates. Therefore, on a stand alone basis Boston Edison only recognizes net pension expense relating to its business activity which is in accordance with its rate-recovery mechanism approved by the MDTE.

As disclosed in Boston Edison's 2004 Form 10-K, the reimbursement received from its affiliates in 2004 amounted to $150.6 million and relates to the years 2000 through 2003.

Based on the guidance referenced above, Boston Edison will continue to account for its pension transaction as a single-employer plan and reflect the entire prepaid pension asset or pension liability on its consolidated Balance Sheets.

If you have any questions regarding these responses or require further information, please contact John Moreira, Director of Financial Reporting, at (781) 441-8887 or the undersigned at (781) 441-8801.

Sincerely,
/s/ ROBERT J. WEAFER, JR.
Robert J. Weafer, Jr.
Vice President, Controller
and Chief Accounting Officer

Exhibit A

Part I.  Financial Information
Item 1.  Financial Statements

NSTAR
Condensed Consolidated Statements of Income - PRELIMINARY
(Unaudited)
(in thousands, except earnings and dividends declared per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Operating revenues	$858,495	$781,510	$2,430,545	$2,241,205

Operating expenses:
Purchased power and cost of gas sold	462,118	430,735	1,341,648	1,248,526
Operations and maintenance	104,780	103,182	336,190	312,833
* Depreciation and amortization	85,722	62,052	249,268	192,602
Demand side management and renewable energy programs	18,768	18,165	52,133	51,233
Property and other taxes	23,643	24,904	78,630	78,677
* Income taxes	43,987	41,204	90,979	95,152
Total operating expenses	739,018	680,242	2,148,848	1,979,023

Operating income	119,477	101,268	281,697	262,182

Other income (deductions):
Other income, net	3,099	1,668	5,340	5,842
Other deductions, net	(399)	-	(969)	(417)
Total other income, net	2,700	1,668	4,371	5,425

Interest charges:
Long-term debt	30,106	30,332	90,794	88,621
Transition property securitization	12,477	6,845	33,862	21,602
Short-term debt and other	2,134	2,222	5,073	6,250
Allowance for borrowed funds used during
construction (AFUDC)	(1,039)	(234)	(2,560)	(858)
Total interest charges	43,678	39,165	127,169	115,615

Preferred stock dividends of subsidiary	490	490	1,470	1,470
Net income	$78,009 ======	$63,281 =====	$157,429 ======	$150,522 ======
Weighted average common shares outstanding:
Basic	106,808 ======	106,336 =====	106,738 ======	106,191 ======
Diluted	107,726 ======	107,396 =====	107,567 ======	107,177 ======
Earnings per common share (Note G):
Basic	$0.73 =====	$0.60 =====	$1.47 =====	$1.42 =====
Diluted	$0.72 =====	$0.59 =====	$1.46 =====	$1.40 =====

Dividends declared per common share	$0.29 =====	$0.2775 =====	$0.87 =====	$0.8325 =====

The accompanying notes are an integral part of the condensed consolidated financial statements.

Statement line items denoted by an asterisk reflect the impact of the change in the classification of Goodwill.

NSTAR
Condensed Consolidated Balance Sheets - PRELIMINARY
(Unaudited)
(in thousands)

	September 30,	December 31,
	2005	2004
Assets

Utility plant in service, at original cost	$4,545,329	$4,412,073
Less: accumulated depreciation	1,123,753	1,090,924
	3,421,576	3,321,149
Construction work in progress	185,502	103,866
Net utility plant	3,607,078	3,425,015

Non-utility property, net	146,079	154,963

Equity and other investments	75,416	72,983

Current assets:
Cash and cash equivalents	14,764	12,497
Restricted cash	14,979	10,254
Accounts receivable, net and accrued unbilled revenues	360,505	355,946
* Regulatory assets	355,845	300,238
Inventory, at average cost	109,086	86,397
Income taxes	86,104	21,063
Other	11,881	11,434
Total current assets	953,164	797,829

Deferred debits:
Regulatory assets - power contracts	707,065	1,269,651
Regulatory assets - retiree benefit costs	18,145	11,897
* Regulatory assets - goodwill	663,578	678,698
Regulatory assets - other	954,755	595,140
Prepaid pension	313,321	297,746
Other	80,539	87,434
Total deferred debits	2,737,403	2,940,566

Total assets	$7,519,140 ========	$7,391,356 ========

The accompanying notes are an integral part of the condensed consolidated financial statements.

Statement line items denoted by an asterisk reflect the impact of the change in the classification of Goodwill.

NSTAR
Condensed Consolidated Balance Sheets - PRELIMINARY
(Unaudited)
(in thousands)

	September 30,	December 31,
	2005	2004
Capitalization and Liabilities

Common equity:
Common shares, par value $1 per share,
200,000,000 shares authorized; 106,808,376 shares in 2005 and
106,550,282 shares in 2004 issued and outstanding (Note G)	$106,808	$106,550
Premium on common shares	811,861	819,454
Retained earnings	582,794	518,252
Accumulated other comprehensive loss	(3,374)	(3,374)
Total common equity	1,498,089	1,440,882

Cumulative non-mandatory redeemable preferred
stock of subsidiary	43,000	43,000

Long-term debt	1,636,552	1,792,654
Transition property securitization	787,966	308,748
Total long-term debt	2,424,518	2,101,402
Total capitalization	3,965,607	3,585,284

Current liabilities:
Long-term debt	108,803	108,197
Transition property securitization	138,546	41,048
Notes payable	148,500	161,400
Deferred income taxes	11,047	8,072
Accounts payable	277,234	239,613
Power contracts	176,064	171,312
Accrued expenses	253,951	231,490
Total current liabilities	1,114,145	961,132

Deferred credits:
* Accumulated deferred income taxes and unamortized
investment tax credits	1,264,772	1,114,588
Power contracts	707,065	1,269,651
Pension liability	32,657	31,296
Regulatory liability - cost of removal	266,331	258,722
Other	168,563	170,683
Total deferred credits	2,439,388	2,844,940

Commitments and contingencies

Total capitalization and liabilities	$7,519,140 ========	$7,391,356 ========

The accompanying notes are an integral part of the condensed consolidated financial statements.

Statement line items denoted by an asterisk reflect the impact of the change in the classification of Goodwill.

NSTAR
Condensed Consolidated Statements of Cash Flows - PRELIMINARY
(Unaudited)
(in thousands)

	Nine Months Ended
	September 30,
	2005	2004
Operating activities:
Net income	$157,429	$150,522
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
* Depreciation and amortization	244,249	193,183
* Deferred income taxes	170,918	31,795
AFUDC	(2,560)	(858)
Effects of purchase power contract buy-outs	(554,270)	-
Net changes in:
Accounts receivable and accrued unbilled revenues	(4,559)	(10,112)
Accounts payable	47,217	(37,640)
Other current assets	(143,759)	2,903
Other current liabilities	23,910	92,322
Net change from other operating activities	44,355	(81,989)
Net cash (used in) provided by operating activities	(17,070)	340,126

Investing activities:
Plant expenditures (excluding AFUDC)	(280,362)	(198,600)
Increase in restricted cash	(5,425)	(1,369)
Proceeds from sale of property	3,500	14,252
Investments	(2,537)	(3,412)
Net cash used in investing activities	(284,824)	(189,129)

Financing activities:
Long-term debt redemptions	(156,408)	(187,213)
Transition property securitization redemptions	(97,784)	(51,166)
Issuance of transition property securitization	674,500	-
Issuance of long-term debt	-	300,000
Debt issue costs	(6,513)	(1,851)
Net change in notes payable	(12,900)	(118,900)
Change in disbursement accounts	(9,596)	(6,464)
Common stock issuance	7,146	3,965
Dividends paid	(94,284)	(89,817)
Net cash provided by (used in) financing activities	304,161	(151,446)

Net (decrease) increase in cash and cash equivalents	2,267	(449)
Cash and cash equivalents at the beginning of the year	12,497	16,526
Cash and cash equivalents at the end of the period	$14,764	$16,077
Supplemental disclosures of cash flow information:	=======	======
Cash paid during the period for:
Interest, net of amounts capitalized	$122,344	$108,361
Income taxes, net of refunds	$5,144	$3,680

Noncash financing activity:
Noncash common stock issuance	$-	$4,063

The accompanying notes are an integral part of the condensed consolidated financial statements.

Statement line items denoted by an asterisk reflect the impact of the change in the classification of Goodwill.

Note L.  Change in Classification of Goodwill

In the third quarter of 2005, NSTAR changed its classification of the amount included in the 2004 Condensed Consolidated Balance Sheet as Goodwill to a Deferred debit - Regulatory asset – goodwill.  As a result of this change in classification to a regulatory asset and in accordance with the requirements of SFAS 109, “Accounting for Income Taxes,” the Company recognized $268.2 million of accumulated deferred income taxes on the unamortized balance of Goodwill along with an offsetting regulatory asset as of September 30, 2005.  The new classification of goodwill was adopted to better align with the Company's rate structure.   For comparative purposes, NSTAR has adopted the new classification retrospectively to the financial statements of prior periods.  The regulatory asset, representing the accumulated deferred income taxes, will be amortized over the remaining life of the regulatory asset – goodwill in accordance with the Company’s merger rate order allowing recovery of goodwill and amounts to approximately $7.9 million annually.  This additional amortization expense will be entirely offset by a corresponding deferred income tax expense - benefit.

The Company’s Goodwill arose from the merger that created NSTAR in 1999.  As a result of a rate order from the MDTE approving the merger, the Company was allowed recovery of goodwill and, therefore, NSTAR has determined that this rate structure allows for amortization of goodwill over the period it is collected from its customers.

This classification change had no effect on prior year earnings and, therefore, there has been no change to previously reported retained earnings.

A summary of the impact of the classification change as of and for the three and six month periods ended March 31, 2005 and June 30, 2005, respectively, is as follows: (in thousands)

	Three Month Period Ended March 31, 2005

	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Income Statement
Depreciation and amortization	$74,743	$76,720	$1,977
Income taxes	29,799	27,822	(1,977)

	March 31, 2005
	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Balance Sheet
Regulatory assets - Goodwill	$-	$421,668	$421,668
Regulatory assets - other	1,012,218	1,284,368	272,150
Accumulated deferred income taxes	1,056,197	1,328,347	272,150

	Three Month Period Ended March 31, 2005

	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Statement of Cash Flows
Depreciation and amortization	$75,047	$77,024	$1,977
Deferred income taxes	214,807	212,830	(1,977)

	Three Month Period Ended June 30, 2005

	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Income Statement
Depreciation and amortization	$84,849	$86,826	$1,977
Income taxes	21,147	19,170	(1,977)

	Six Month Period Ended June 30, 2005

	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Income Statement
Depreciation and amortization	$159,592	$163,546	$3,954
Income taxes	50,946	46,992	(3,954)

	June 30, 2005
	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Balance Sheet
Regulatory assets - Goodwill	$-	$418,605	$418,605
Regulatory assets - other	1,006,233	1,276,406	270,173
Accumulated deferred income taxes	1,036,516	1,306,689	270,173

	Six Month Period Ended June 30, 2005

	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Statement of Cash Flows
Depreciation and amortization	$160,200	$164,154	$3,954
Deferred income taxes	198,497	194,543	(3,954)

A summary of the impact of the classification change as of and for the three and nine month periods ended September 30, 2004 and for the years ended December 31, 2004, 2003 and 2002 is as follows: (in thousands)

	Three Month Period Ended September 30, 2004

	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Income Statement
Depreciation and amortization	$60,075	$62,052	$1,977
Income taxes	43,181	41,204	(1,977)

	Nine Month Period Ended September 30, 2004

	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Income Statement
Depreciation and amortization	$186,671	$192,602	$5,931
Income taxes	101,083	95,152	(5,931)

	Nine Month Period Ended September 30, 2004

	Previously Reported	As Adjusted	Effect of Change
Condensed Consolidated Statement of Cash Flows
Depreciation and amortization	$187,252	$193,183	$5,931
Deferred income taxes	37,726	31,795	(5,931)

	Year Ended December 31, 2004

	Previously Reported	As Adjusted	Effect of Change
Consolidated Income Statement
Depreciation and amortization	$246,944	$254,852	$7,908
Income taxes	116,238	108,330	(7,908)

	December 31, 2004
	Previously Reported	As Adjusted	Effect of Change
Consolidated Balance Sheet
Regulatory assets - Goodwill	$-	$424,731	$424,731
Regulatory assets - other	595,140	869,267	274,127
Accumulated deferred income taxes	840,461	1,114,588	274,127

	Year Ended December 31, 2004

	Previously Reported	As Adjusted	Effect of Change
Consolidated Statement of Cash Flows
Depreciation and amortization	$246,363	$254,271	$7,908
Deferred Income taxes	79,570	71,662	(7,908)

	Year Ended December 31, 2003

	Previously Reported	As Adjusted	Effect of Change
Consolidated Income Statement
Depreciation and amortization	$235,516	$243,424	$7,908
Income taxes	121,409	113,501	(7,908)

	December 31, 2003
	Previously Reported	As Adjusted	Effect of Change
Consolidated Balance Sheet
Regulatory assets - Goodwill	$-	$436,983	$436,983
Regulatory assets - other	715,849	997,884	282,035
Accumulated deferred income taxes	765,507	1,047,542	282,035

	Year Ended December 31, 2003
	Previously Reported	As Adjusted	Effect of Change
Consolidated Statement of Cash Flows
Depreciation and amortization	$236,336	$244,244	$7,908
Deferred income taxes	128,379	120,471	(7,908)

	Year Ended December 31, 2002

	Previously Reported	As Adjusted	Effect of Change
Consolidated Income Statement
Depreciation and amortization	$239,233	$247,141	$7,908
Income taxes	107,113	99,205	(7,908)

	December 31, 2002
	Previously Reported	As Adjusted	Effect of Change
Consolidated Balance Sheet
Regulatory assets - Goodwill	$-	$449,234	$449,234
Regulatory assets - other	782,914	1,072,856	289,942
Accumulated deferred income taxes	675,881	965,823	289,942

	Year Ended December 31, 2002

	Previously Reported	As Adjusted	Effect of Change
Consolidated Statement of Cash Flows
Depreciation and amortization	$239,800	$247,708	$7,908
Deferred income taxes	(13,311)	(21,219)	(7,908)